Nicole C. Brookshire +1 617 937 2357 nbrookshire@cooley.com	Via EDGAR

March 8, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel Morris
Erin Jaskot
Angela Lumley
Rufus Decker

Re:	Olo Inc.
Registration Statement on Form S-1
Filed February 19, 2021
File No. 333-253314

Ladies and Gentlemen:

On behalf of Olo Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated March 2, 2021 with respect to the Company’s Registration Statement on Form S-1, as filed with the Staff on February 19, 2021. The Company is concurrently filing an amended Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes that reflect the responses to the Comments as well as certain other updates to the Amended Registration Statement.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Registration Statement. Capitalized terms used but not otherwise defined in this letter have the meanings assigned to them in the Amended Registration Statement.

Registration Statement on Form S-1

Prospectus Summary, page 1

1.

Please supplementally provide substantiation for your statement that Restaurant Business Online, QSR Magazine, and AP News have deemed Olo as the leading ordering platform, and not merely one of several top companies or platforms. Alternatively, please revise your disclosure. Please also revise your disclosure to define “high gross brand retention rate,” including how you measure this, and disclose your retention rate in prior and current periods.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 74, 103, and 107 of the Amended Registration Statement.

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

March 8, 2021

Page Two

The dual class structure of our common stock, page 53

We cannot predict the impact our dual-class structure, page 54

2.

We note your added risk factor discussion of your dual class share structure. Please revise your disclosure to state that any future issuances of Class B ordinary shares may be dilutive to the voting power of Class A ordinary shareholders. Please include similar disclosure under “Description of Capital Stock.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 56 and 169 of the Amended Registration Statement.

General

3.

The graphic in the forepart of your registration statement reads “Leading SaaS Platform for On-Demand Restaurant Commerce.” Please supplementally provide support for this statement, or revise as appropriate.

In response to the Staff’s comment, the Company has revised the graphic in the forepart of the Amended Registration Statement and pages 1, 9, 74, 103, 107, and 115 of the Amended Registration Statement.

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Please contact me at (212) 479-6157 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Nicole C. Brookshire
Nicole C. Brookshire

cc:	Noah Glass, Olo Inc.
Nithya Das, Olo Inc.
Stephane Levy, Cooley LLP
Brandon Fenn, Cooley LLP
John J. Egan, III, Goodwin Procter LLP

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com